UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

Rydex S&P Equal Weight Healthcare ETF
(Name of Issuer)

Exchange Traded Fund
(Title of Class of Securities)

78355W841
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78355W841
1)		Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

FCA Corp 76-0076528
2)		Check the Appropriate Box if a Member of a Group
(See Instructions)
(a) ☐
	Not Applicable	(b) ☐
3)		SEC Use Only

4)		Citizenship or Place of Organization:

Texas
	5)	Sole Voting Power:

Number of		0
Shares	6)	Shared Voting Power:
Beneficially
Owned by		0
Each	7)	Sole Dispositive Power:
Reporting
Person With		26,950
	8)	Shared Dispositive Power

		0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person

26,950
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

Not Applicable. ☐
11)	Percent of Class Represented by Amount in Item 9

9.0%
12)	Type of Reporting Person (See Instructions)

IA

ITEM 1.

(A)	NAME OF ISSUER

Rydex S&P Equal Weight Healthcare ETF

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

9601 Blackwell Road
Suite 500
Rockville, MD 20850

ITEM 2.

(A)	NAME OF PERSONS FILING:

FCA Corp

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

5847 San Felipe
Suite 850
Houston, Texas 77057

(C)	CITIZENSHIP

Texas

(D)	TITLE OF CLASS OF SECURITIES

Exchange Traded Fund

(E)	CUSIP NUMBER

78355W841

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 26,950

(b)	Percent of class: 9.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

26,950

(iv)	Shared power to dispose or to direct the disposition of:

0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: 2/19/08

By:	/s/ Ruth Willars
Signature
Ruth Willars Chief Compliance Officer